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                                                                                             EXHIBIT 12


                                  NINE WEST GROUP INC. AND SUBSIDIARIES
                            Computation of Ratio of Earnings to Fixed Charges
                                             (in thousands)
                            Thirteen Weeks Ended                         Year Ended
                            --------------------   ----------------------------------------------------
                               May 3       May 4     Feb. 1      Feb. 3      Dec. 31   Dec. 31  Dec. 31
                                1997        1996       1997        1996         1994      1993     1992
                            --------     -------   --------     -------     --------   -------  -------
Earnings:
---------
Income before provision
for income taxes per
statement of income........  $28,792     $25,082   $139,406(A)  $33,634(B)  $106,809   $79,453  $52,415

Add:
 Portion of rents
 representative of the
 interest factor...........    6,961       6,184     26,887      19,965        9,099     6,633    5,066

 Interest on indebtedness..   11,882       9,727     40,629      29,761        2,343     3,323    7,014

 Amortization of debt
 expense and premium.......      532         405      2,348       1,054            -         -        -
                             -------     -------   --------     -------     --------   -------  -------
 Income as adjusted........  $48,167     $41,398   $209,270(A)  $84,414(B)  $118,251   $89,409  $64,495
                             =======     =======   ========     =======     ========   =======  =======
Fixed Charges:
--------------
 Portion of rents
 representative of the
 interest factor...........  $ 6,961     $ 6,184   $ 26,887     $19,965     $  9,099   $ 6,633  $ 5,066

 Interest on indebtedness..   11,882       9,727     40,629      29,761        2,343     3,323    7,014

 Amortization of debt
 expense and premium.......      532         405      2,348       1,054            -         -        -
                             -------     -------   --------     -------     --------   -------  -------
 Fixed charges.............  $19,375     $16,316   $ 69,864     $50,780     $ 11,442   $ 9,956  $12,080
                             =======     =======   ========     =======     ========   =======  =======
Ratio of earnings to
fixed charges.............      2.49        2.54       3.00(A)     1.66(B)     10.33      8.98     5.34
                             =======     =======   ========     =======     ========   =======  =======

(A)  Income from continuing operations for 1996 was $83.6 million, or $2.26 per share on a fully diluted basis, compared to income from continuing operations of $19.0 million, or $0.53 per share, for 1995.
Results for 1996 include a net pretax charge of $19.0 million, of which approximately $13.8 million represents non-cash charges, primarily attributable to costs associated with the restructuring of North
American manufacturing facilities.

(B)  Includes the impact of: (1) a $34.9 million Cost of Goods Sold Adjustment; and (2) $51.9 million in business restructuring and integration expenses and charges associated with the integration of the
Footwear Group into the Company.
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